FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	October	2011
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	BLACKBERRY BOLD 9900 AND Blackberry Curve 9360 ARE WORLD'S FIRST SIM-BASED smartphones TO RECEIVE MASTERCARD PayPass HANDSET Certification	3
2.	Introducing the Porsche Design P’9981 Smartphone from BlackBerry	3

Document 1

8.00am ET, October 26, 2011

BLACKBERRY BOLD 9900 AND BLACKBERRY CURVE 9360 ARE WORLD'S FIRST SIM-BASED SMARTPHONES TO RECEIVE MASTERCARD PAYPASS HANDSET CERTIFICATION

•	Carriers globally will now have access to the first NFC smartphones certified as MasterCard PayPass™ approved devices

•	France Telecom – Orange amongst first to benefit from MasterCard certification awarded to RIM

Waterloo, ON –Research In Motion (NASDAQ: RIMM; TSX: RIM) today announced the BlackBerry® Bold™ 9900 and BlackBerry® Curve™ 9360 smartphones are the first SIM-based NFC smartphones to be certified by MasterCard Worldwide as PayPass-approved devices.

The certification was granted on the basis of the BlackBerry® smartphones meeting the functionality, interoperability and security requirements of MasterCard.  With this certification, any MasterCard PayPass-issuing bank globally will be able to deploy MasterCard PayPass-enabled accounts to the SIM card of these smartphones.

The ecosystem to allow customers to take advantage of the certified BlackBerry smartphones for NFC payments is already growing. France Telecom - Orange believes that mobile NFC has the potential to enable a new revolution in mobile by further connecting people’s mobile digital world with the physical world around them. France Telecom – Orange is the first operator worldwide to have commercial NFC launches in two countries, UK and France, with trials in several European markets.

“We are happy to offer the BlackBerry Bold 9900 and BlackBerry Curve 9360 as part of the Orange range of mobile NFC devices. We are committed to actively marketing NFC devices, and these new smartphones will help accelerate the adoption of mobile NFC services secured by an Orange SIM, including mobile payments,” said Vincent Barnaud, Director of Contactless Services at France Telecom – Orange. “We have a strong partnership with RIM, and look forward to working together on more NFC initiatives in the future.”

Andrew Bocking, Vice President, Handheld Software Product Management at RIM said, “NFC technology is making smartphones even smarter and the MasterCard certification is a significant step forward in helping transform the way we use mobile devices for payments. We are working proactively with our carrier partners, banks, retailers and other industry players and we are excited to push the boundaries of how NFC can enable new mobile experiences for BlackBerry smartphone users around the world.”

“MasterCard is proud to be the first to certify these popular BlackBerry smartphones for mobile payments, and offer consumers another simple, easy, safe and convenient way to pay.  In card payments, MasterCard has long been a leader in the testing and certification of products – for the benefit of customers, issuers, merchants and acquirers.  We are delighted to extend this leadership role into the mobile payments arena and applaud RIM’s efforts to usher in the next phase of NFC adoption by delivering compliant devices to the market,” said Mung Ki Woo, Group Executive, Mobile at MasterCard Worldwide. “The availability of NFC on popular BlackBerry smartphones is an important milestone for the mobile contactless payments business.”

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Media Contact:

Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
+1 646-746-5613

Investor Contact:

RIM Investor Relations
investor_relations@rim.com
+1 519-888-7465

Document 2

October 27, 2011
Introducing the Porsche Design P’9981 Smartphone from BlackBerry

Engineered Luxury Meets High-Powered Performance

Stuttgart, Germany/Waterloo, Ontario: Today, Porsche Design and Research In Motion (NASDAQ: RIMM; TSX: RIM) announced the elite new Porsche Design P’9981 smartphone from BlackBerry®. Designed by Porsche Design, in collaboration with RIM, the luxury brand’s first smartphone delivers engineered luxury and performance.

The Porsche Design P’9981 smartphone from BlackBerry is instantly identifiable as a Porsche Design product. The exclusive material choices for this unique smartphone include a forged stainless steel frame, hand-wrapped leather back cover, sculpted QWERTY keyboard, and crystal clear touch display. This customized Porsche Design P’9981 comes with an exclusive Porsche Design UI and a bespoke Wikitude World Browser augmented reality app experience. It also includes premium, exclusive PINs that help easily identify another P’9981 smartphone user.

“Since 1972 Porsche Design has presented milestone products with iconic style, and the P’9981 smartphone from BlackBerry will be our next landmark,” said Dr. Juergen Gessler, CEO Porsche Design Group. “The pure and distinctive design, coupled with authentic materials and an emphasis on the manufacturing process, perfectly match our philosophy and complement the Porsche Design product assortment.”

“This collaboration stems from a shared belief that form equals function ,” said Todd Wood, SVP for Industrial Design, Research In Motion. “The Porsche Design P’9981 is a truly modern luxury smartphone, where the timeless style of Porsche Design meets the unmatched mobile experience provided by BlackBerry.”

Powerful hardware and software
The Porsche Design P’9981 is built on a performance driven platform that features a 1.2 GHz processor, HD video recording, 24-bit high resolution graphics, and advanced sensors enabling new augmented reality applications. It comes with 8GB of on-board memory, expandable up to 40GB with a micro SD card.

BlackBerry® 7, the operating system for the new Porsche Design P’9981, includes a next generation BlackBerry® browser with a fast, fluid web browsing experience that is among the best in the industry. It also features Liquid Graphics™ technology, which delivers a highly responsive touch experience with incredibly fast and smooth graphics.

The Porsche Design P’9981 includes built-in support for NFC (Near Field Communications), which will enable many new and exciting capabilities.

The Porsche Design P’9981 smartphone from BlackBerry will be available from Porsche Design stores later this year.

For more information please visit www.BlackBerry.com/ae/P9981smartphone or www.BlackBerry.com/sa/P9981smartphone

About Porsche Design
Porsche Design is a luxury brand with a special focus on products that are technically inspired. The brand Porsche Design was founded in 1972 by Professor Ferdinand Alexander Porsche. The products are the embodiment of functionality, timelessness and purist design. They impress by the technical innovations they incorporate. The product portfolio includes watches, sunglasses, luggage, electronic products, a line of fragrances for men as well as a sport and fashion collection. All products of the brand are designed at the Porsche Design Studio in Zell am See, Austria, and are sold worldwide in the brand’s own stores, in franchise stores, shop-in-shops, quality department stores and exclusive retailers.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ:RIMM) and the Toronto Stock Exchange (TSX:RIM).

Press Contact:
Research In Motion Marisa Conway Brodeur Partners (PR agency for RIM) Tel.: +1 646-746-5613 E-Mail: mconway@brodeur.com	Porsche Design Group Christian Weiss Head of Public Relations Tel.: +49 [0] 711 911-12943 E-Mail: christian.weiss@porsche.de

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	October 27, 2011	By:	\s\ Edel Ebbs
(Signature)
Edel Ebbs Senior Vice President, Investor Relations